EXCLUSIVE LICENSE AGREEMENT

This EXCLUSIVE LICENSE AGREEMENT (“Agreement”) is entered into as of March 31, 2014 (the “Effective Date”) by and between Surna, Inc., a Nevada corporation (“Licensee”), and Hydro Innovations, LLC, a Colorado limited liability company (“Licensor”).

WHEREAS, Licensor has developed certain proprietary technology, methodology and processes for climate control equipment utilized in commercial indoor gardens (“Licensor’s Technology”), and

WHEREAS, Licensee desires to acquire and Licensor desires to grant to Licensee a royalty-bearing, exclusive to use the Licensor’s Technology,

NOW THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement, the parties agree as follows:

1.

DEFINITIONS

1.1

“Confidential Information” means all Licensed Technology, all Licensed Product and all proprietary and non-public business or technical information, whether or not patentable and know-how associated therewith, and any information disclosed by one party to the other party either orally or in writing that the party should reasonably recognize as confidential or proprietary and shall include, without limitation, information deemed trade secrets.  Notwithstanding the foregoing, “Confidential Information” shall not include any information that: (i) was in the public domain as of the Effective Date or comes into the public domain during the term of this Agreement through no act of the receiving party; (ii) was independently known to the receiving party as shown by the receiving party’s written records prior to receipt from the disclosing party, or made available to the receiving party by a third party without any violation of the obligations of such third party or the receiving party to the other party; (iii) is independently conceived, invented, or acquired by the receiving party by persons who were not exposed to Confidential Information.

1.2

 “Gross Revenue” means the total revenue invoiced by or on behalf of Licensee for climate control equipment for indoor commercial gardening.

1.3

“Net Revenue” means Gross Revenue less directly cost of goods sold and installation costs.

1.4

“License” means the license granted to Licensee for the use of Licensor’s Technology pursuant to the terms of this Agreement.

1.5   “License Year” means the period from the Effective Date through December 31, 2014 and each calendar year thereafter.

1.6

“Licensor’s Technology” means Licensor’s (i) a provisional patent pending #61/940578 Air Conditioning condenser attachment for high efficiency liquid chillers (“Chiller Patent”), (ii) rights appurtenant to, including exploitation, of the Trademarked “Heat Shield” brand (“Heat Shield”), and (iii) any and all other intellectual properties now existing or otherwise created so long as the License is effective.

1.7

“Party” means Licensor or Licensee individually; “Parties” means both Licensor and Licensee.

1.8

“Property” means the Licensor’s Products, together with all proprietary rights, including but not limited to copyrights, trade secrets, patents, formulas, research data, know--how and specifications related to the process or method associated with the Licensor’s Technology as well as any trademark rights and associated good will.

2.

LICENSE

2.1 License Grant. Licensor grants to Licensee and Licensee accepts from Licensor anexclusive, royalty-bearing, non sub-licensable, non-assignable, License to use Licensor’s Technology in indoor gardening applications.

2.2 Reservation of Rights. Licensor expressly reserves all rights other than those being conveyed or granted in this Agreement.

2.2 Diligence. Licensee shall use reasonably commercial efforts consistent with prudent business judgment in the development and promotion of products utilizing the Licensor’s Technology.

3.

COMPENSATION TO LICENSOR

3.1.

Royalty Payments.  Licensee shall pay to Licensor a royalty equal to ten percent (10%) of Licensee’s Net Revenues generated from the sale of products utilizing the Licensor’s Technology.  Royalty payments shall be calculated based on Licensee’s Net Revenue for the previous month.  Licensee shall submit to Licensor a monthly statement of Net Revenue within three (3) business days of the last day of the previous month.  Royalty payments shall be due and payable on the fifteenth day of each month for the term of this Agreement.  The acceptance by Licensor of any of the statements furnished or royalties paid shall not preclude Licensor from disputing the accuracy of such statements or payments at any time.

3.2.

Late Payments. Time is of the essence with respect to all payments to be made by Licensee to Licensor under this Agreement. If Licensee is late in any payment provided for in this Agreement, Licensee shall pay interest on the payment from the date due until paid at a rate of 1.5% per month, or the maximum rate permitted by law, whichever is less.

3.3.

Currency.  All royalties, fees or other payments due Licensor pursuant to this Agreement shall be calculated and paid in United States dollars. If the amount of any royalty, fee or payment is calculated, in whole or in part, based on amounts stated in a currency other than United States dollars, prior to making the royalty calculation the foreign currency shall be converted into United States dollars using the closing buying rate for dollars published by The Wall Street Journal on the last business day of the calendar quarter during which the royalty, fee or other payment accrued.

3.4.

Books and Records. Licensee shall establish and maintain in the United States true and complete books of account, records, royalty statements, invoices, and other data containing all particulars reasonably necessary for an independent determination of the royalties, fees and other amounts payable by Licensee to Licensor under this Agreement (“Records”). The Records for each License Year shall be maintained for a period of five (5) years after the end of that License Year or five (5) years after the information contained in those Records first was provided to Licensor, whichever is later.

3.5.

Audit. Licensor shall have the right to appoint an independent certified public accountant to audit, inspect, copy, and make extracts from all Records to the extent necessary to verify the accuracy of any payments made and statements furnished to Licensor.  Licensor may exercise this right during normal business hours on thirty (30) days’ prior written notice once per License Year.  In the event any such audit discloses an underpayment to Licensor, Licensee shall pay to Licensor the amount of any underpayment within twenty (20) days of Licensee’s receipt of a notice describing the auditor’s findings. In the event any examination by Licensor discloses an overpayment to Licensor, the amount of such overpayment shall be creditable by Licensee against amounts subsequently due to Licensor hereunder.  If no further amounts are potentially due to Licensor hereunder as a result of the termination or expiration of the Term of this Agreement, Licensor shall pay to Licensee the amount of the overpayment within twenty (20) days of Licensor’s receipt of a written notice describing the findings.  The foregoing audit shall be at Licensor’s sole expense; provided, however, that in the event the audit reveals that the amount of underpayment by Licensee exceeds five percent (5%) of the amount actually due to Licensor with respect to a License Year, Licensee shall also reimburse Licensor for all of Licensor’s reasonable out-of-pocket expenses in commissioning and conducting such audit.

4.

TERM AND TERMINATION

4.1

Term. Unless otherwise terminated pursuant to this Section 4, the term of this Agreement shall commence on the Effective Date and shall automatically renew on the anniversary of Effective Date (“Term”) if Licensee is not in default of this Agreement or any other agreements between the Parties.

4.2

Termination. This Agreement may be terminated prior to the expiration of its Term upon the happening of any of the following events:

4.2.1 By either party if the other party (the “Breaching party”) shall materially breach this Agreement or otherwise fail to perform any material term, condition or obligation under this Agreement and that failure is not cured within thirty (30) days after written notice of such breach or failure to perform is received by the Breaching party; and upon fifteen (15) days if the breach is a failure to pay Royalty payments.

4.2.2 By Licensor immediately upon notice to Licensee, if Licensee seeks to dissolve, liquidate its assets, or windup its business; or if Licensee ceases to do business in the normal course, or if Licensee shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property;

4.2.3 By Licensor immediately upon notice to Licensee if an involuntary case or other proceeding shall be commenced against Licensee seeking liquidation, reorganization, or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case remains unstayed and in effect for more than 90 days;

4.2.4 By Licensor immediately upon the Licensee’s breach of it confidentiality obligations; including without limitation disclosure of any trade secrets or any information related to Licensor’s Technology or the reverse engineering or attempt to do so by Licensee of the Licensor’s Technology.

4.3

 Duties Upon Termination. Upon termination of this Agreement, Licensee shall immediately cease to use Licensor’s Technology. Within sixty (60) days after termination Licensee shall pay to Licensor all royalties, license fees, or other payment amounts due under this Agreement that accrued prior to termination.

4.4

Effect of Termination. Upon termination of this Agreement, all Royalties as defined above shall immediately become due.  After the termination of this Agreement, the License and all rights granted to Licensee under this Agreement shall terminate and revert to Licensor, and Licensee will refrain from further manufacturing, copying, marketing, distribution, or use of any kind of the Licensor’s Technology.

5.

REPRESENTATIONS AND WARRANTIES

5.1

Mutual Representations and Warranties. Each party represents and warrants to the other party that, as of the Effective Date that:

5.1.1 it is an entity duly organized, validly existing and in good standing under the laws of its state of organization or incorporation;

5.1.2 it has the right and authority to execute and deliver this Agreement and to perform its obligations (including, in the case of Licensor, the grant of the License) as contemplated in this Agreement;

5.1.3 this Agreement is a legal, valid and binding agreement of such parties and enforceable against each party;

5.1.4 the execution and delivery of this Agreement will not breach any governing instrument or agreement of such party or, to such party’s knowledge, any statute, regulation or any other restriction upon such party; and,

5.1.5 it has secured all requisite authorizations and approvals necessary to the execution, delivery and performance of this Agreement.

5.2

Representations and Warranties by Licensor. Licensor represents and warrants to Licensee that, as of the Effective Date:

5.2.1 Licensor has all necessary rights to grant the License to Licensor’s Technology under this Agreement;

5.2.2 Licensor has not previously granted any rights in the Licensor’s Technology that are inconsistent with the License granted to Licensee under this Agreement;

5.2.3 To the actual knowledge of Licensor, there is no pending or, threatened in writing, any claim or litigation to which Licensor is a party contesting the ownership, derivation, inventorship, validity, or right to use or the Licensor’s Technology;

5.2.4 To the actual knowledge of Licensor, Licensor has not received any written notice of infringement with respect to the exercise of the Licensor’s Technology; and

5.3

Representations and Warranties by Licensee.  Licensee represents and warrants to Licensor, that, as of the Effective Date:

5.3.1 Licensee will in a timely manner submit to Licensor a monthly statement of its Gross Revenue derived from the use of the Licensor’s Technology;

5.3.2 Licensee agrees to use its reasonable commercial efforts to manufacture, distribute, install, promote, and sell products utilizing products based upon the Licensor’s Technology in commercially reasonable quantities during the term of this Agreement; and

5.3.3 Licensee shall promptly report in writing to the Licensor any infringement or suspected infringement of any of the Licensor’s Technology of which it becomes aware and, upon request, shall provide the Licensor with all available evidence in its possession relevant to such infringement or suspected infringement

6.

LIMITATIONS ON WARRANTIES AND REMEDIES

6.1

 EXCEPT AS EXPRESSLY SET FORTH IN SECTION 5, ABOVE, LICENSOR MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

6.2

LICENSEE HAS HAD THE OPPORTUNITY TO REVIEW OR HAS REVIEWED THE LICENSOR’S TECHNOLOGY TO VERIFY THE SUITABILITY OF SAME FOR LICENSEE’S INTENDED PURPOSE AND IS NOT RELYING ON ANY STATEMENTS OF LICENSOR WITH RESPECT TO SUCH VERIFICATION.

7.

INDEMNIFICATION

7.1

Licensee shall at all times during the term of this Agreement and thereafter, indemnify, defend, and hold Licensor and its officers, directors, members, managers, employees and agents (“Indemnitees”), harmless from and against all claims, suits, liabilities, losses, damages, proceedings, demands, expenses (including reasonable legal expenses and reasonable attorneys’ fees) and costs (“Claims”), related in any way to the exercise by Licensee of any rights granted under this Agreement including, without limitation, the manufacture, offer for sale, use or sale of products utilizing Licensor’s Technology.  Licensee shall not be obligated, however, to indemnify Indemnitees for that portion of any Claim determined to arise from the negligence or an act or omission by an Indemnitee or Licensor, or a breach by Licensor of any of its covenants, representations or warranties set forth in this Agreement.

7.2

Licensor shall at all times during the term of this Agreement and thereafter, indemnify, defend, and hold Licensee and its officers, directors, members, managers, employees and agents (“Indemnitees”), harmless from and against all claims, suits, liabilities, losses, damages, proceedings, demands, expenses (including reasonable legal expenses and reasonable attorneys’ fees) and costs (“Claims”), related in any way to a claim that the Licensor’s Technology infringes on any third party intellectual property.  Licensor shall not be obligated, however, to indemnify Indemnitees for that portion of any Claim determined to arise from the negligence or an act or omission by an Indemnitee or Licensee, or a breach by Licensee of any of its covenants, representations or warranties set forth in this Agreement.

7.3

The indemnification set forth above, is subject to the following: (i) the Indemnitees shall notify the indemnifying party promptly of any Claim for which indemnification is sought, and cooperate reasonably with the indemnifying party, at the sole expense of the indemnifying party, in the defense and settlement of that Claim; and (ii) the indemnifying party shall select and manage all attorneys utilized in the defense of any such Claim. The indemnifying party, in settling any Claim, shall not make any admission of fault or impose any obligation on any Indemnitee, without the prior written consent of the Indemnitee.

8.

NOTICE.  Any notice or other communication required or permitted shall be in writing and shall be deemed to have been received on the delivery date if personally delivered, sent by overnight courier, or sent by facsimile (with written confirmation of transmission forwarded the same day by mail); or, if mailed, upon receipt or refusal of delivery after having been placed in the United States mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth in the preamble of this Agreement.  Either party may change the address to which notices are to be addressed by giving the other party written notice in the manner described in this Section.

9.

GOVERNING LAW; DISPUTE RESOLUTION.  The validity, construction, and interpretation of this Agreement shall be governed in all respects by, and the Agreement shall be construed in accordance with, the laws of the State of Colorado, exclusive of choice of law principles.  All disputes, claims or proceedings between the Parties arising under this Agreement shall be brought to trial or other adjudication in a court of competent jurisdiction in the State of Colorado.  Subject to any right of appeal, both Parties agree that any judgment rendered shall be conclusive, binding, and enforceable by any court of competent jurisdiction. In the event of litigation or other proceedings arising out of or relating to this Agreement (including proceedings in bankruptcy), the prevailing party shall be entitled to recover its reasonable attorneys’ fees and expenses of litigation.

10.

FORCE MAJEURE.  Except for the obligation to pay royalties and other sums under this Agreement, neither Licensee nor Licensor shall be liable for non-performance caused by any circumstance beyond its reasonable control, including, without limitation, the following: war, floods, earthquakes, other acts of God, industrial disputes, civil disobedience, acts of terrorism, strikes, fire, mobilization, changes in governmental regulation or interpretation, requisition, embargo, restriction and shortage of transport facilities, fuel, energy or supplies. Each party claiming the benefit of such an excuse agrees to notify the other party promptly in writing of any such delay or failure in performance, and to resume performance as soon as is reasonably practicable.

11.

RELATIONSHIP OF THE PARTIES.  The relationship between the Parties under this Agreement is that of licensee and licensor. Neither party shall have any right or authority whatsoever to assume or to create any obligation or responsibility of the other party or to bind the other party in any manner.

12.

NO JOINT VENTURE. Nothing contained in this Agreement shall be construed to place the parties in the relationship of agent, employee, franchisee, officer, partners or joint ventures. Neither party may create or assume any obligation on behalf of the other.

13.

CONFIDENTIAL INFORMATION.  Each party shall hold in confidence any Confidential Information disclosed by the other party hereunder, and agrees not to disclose any Confidential Information to any third party without the express written consent of the other party; provided, however, that either party may disclose such information: (a) in confidence, to its employees, consultants, attorneys, auditors and professional advisors with a need to know and who agree to appropriate restrictions on use or disclosure other than to further the purposes of this Agreement and (b) to a court or tribunal as necessary to enforce this Agreement. The Parties shall use the same degree of care in protecting Confidential Information as each uses for its own information of like importance, but not less than a reasonable degree of care. Each party will use Confidential Information only for purposes of furthering the purposes of this Agreement. With respect to any Confidential Information that is revealed by a party to the other party, this confidentiality requirement will remain in force indefinitely following the expiration or termination of this Agreement. Notwithstanding any other provision of this Agreement, a party may disclose Confidential Information which is required to be disclosed by law, rule or regulation (including applicable regulations of any securities exchange), or any, administrative or legal process; provided, however, that the party proposing to make such disclosure shall give prompt prior written notice to the other party and agrees to consult with the other party in good faith regarding the scope of such disclosure. Furthermore, in the case of any administrative or legal process, the party proposing to make such disclosure shall provide reasonable cooperation to the other party, at the other party’s expense, in the latter party’s efforts to challenge the basis for such compelled disclosure or limit the scope of disclosure of such information, as the disclosing party may deem appropriate.

14.

ASSIGNMENT.  Licensee shall not assign or transfer this Agreement, nor any of its rights or obligations hereunder, in any manner (including by operation of law) without the prior written consent of Licensor, which consent may be withheld in its sole discretion.  Any purported assignment inconsistent with this Section 14 shall be void.

15.

WAIVER. The failure to exercise any right provided in this Agreement shall not be a waiver of prior or subsequent rights.

16.

HEADINGS.  Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit, or describe the scope of this Agreement or the intent of any provision.

17.

SEVERABLE PROVISIONS.  The provisions of this Agreement are severable and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially unenforceable provisions to the extent enforceable, shall nevertheless be binding and enforceable.

18.

ENTIRE AGREEMENT.  This Agreement, its Exhibits, Schedules, and Attachments embodies and sets forth the entire agreement and understanding of the Parties and supersedes all prior oral and written agreements, understandings or arrangements relating to the subject matter of this Agreement.  Neither party shall be entitled to rely on any agreement, understanding or arrangement that is not expressly set forth in this Agreement. This Agreement shall not be amended, modified, varied or supplemented except in writing signed by the parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be effective as of the Effective Date set forth above.

SURNA, INC.	HYDRO INNOVATIONS, LLC

By: /s/ Thomas Bollich	By: /s/ Brandy Keen

Name: Thomas Bollich	Name: Brandy Keen

Title: CEO	Title: Owner

Date: 3-31-2014	Date: 3-31-14